UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item

1.	English translation of letters to the Comisión Nacional de Valores (Argentine National Securities Commission) dated March 18, 2013

Buenos Aires, March 18, 2013

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Re: General Ordinary and Extraordinary Shareholders’ Meeting summoned for April 26, 2013

I am writing as attorney in fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that the Company’s Board of Directors in a meeting held today, resolved to summon an General Ordinary and Extraordinary Shareholders Meeting to be held on April 26, 2013, at 10:00 a.m. on first call, in order to discuss the documentation corresponding to the fiscal year ended December 31, 2012.

Promptly, in a future filing we will submit the additional documentation required in Chapter II Art. 4 of CNV rules.

Sincerely,

Maria Blanco Salgado

Attorney in fact

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 18, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: General Ordinary and Extraordinaty Shareholders Meeting summoned for

April 26, 2013. Proposals of the allocation of the earnings.

I am writing you as Attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that the Company’s Board of Directors in a meeting held today, that resolved to summon an Ordinary General and Extraordinary Shareholders Meeting to be held on April 26, 2013, determined to submit to the Shareholders Meeting the following proposal related to the Retained Earnings of Fiscal Year ended December 31, 2012.

Millions of Pesos
Retained Earnings as of December 31, 2012	1,670

To Special Reserve for the adoption of IFRS/NIIF (CNV Resolution N° 609/12)	(204)
To Voluntary Reserve for future dividends payments	(1,466)

To New Fiscal Year	—

Moreover, it is proposed that the Shareholders Meeting delegates powers to the Board of Directors of the Company to determine, on the basis of its future liquidity the allocation and timing of the amounts to be applied of the Voluntary Reserve for Future Dividends Payments .

Sincerely,

María Blanco Salgado

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 18, 2013	By:	/s/ Jorge Alberto Firpo
	Name:	Jorge Alberto Firpo
	Title:	General Manager